August 12, 2009

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington D.C. 20549

Attn:  Melissa Hauber, Senior Staff Accountant

Re:	Kratos Defense & Securities Solutions, Inc.
Form 10-K for Fiscal Year Ended December 28, 2008
Filed March 10, 2009
Form 10-Q for Fiscal Quarter Ended March 29, 2009
File No. 0-27231

Dear Ladies and Gentlemen:

    On behalf of Kratos Defense & Security Solutions (the “Company” or “Kratos”), we are providing this letter in response to the follow up comment raised in the letter dated August 11, 2009 (the “ Comment Letter ”) from the staff (the “ Staff ”) of the Securities and Exchange Commission to Ms. Deanna H. Lund, Chief Financial Officer of the Company. Set forth below are the Company’s responses to the Staff’s comments. To facilitate your review, the Staff comment, as set forth in the Comment Letter, is reprinted in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response from the Company.

Form 10-Q for Fiscal Quarter ended June 28, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.
We note your response to prior comment 3.  It appears that the conversion of your work as a prime contractor under certain awards to that of a subcontractor may represent a known trend that will affect your operating results.  If so, please expand your disclosure in future filings to more clearly discuss the nature of this trend and its expected impact on your financial statements.  In addition, clarify whether these changes in expected cash flows were the primary drivers in the impairment charge taken at December 28, 2008.  If not, disclose the reason for this impairment charge and discuss how your assumptions differed from the previous annual impairment test.

    The expected conversion of our work as a prime contractor under certain awards to that of a subcontractor relates primarily to the comparison of our revenues on a pro forma basis after considering recent acquisitions to the revenues reported in the periods subsequent to the acquisitions.

    To address the potential impact on our revenues in future periods, we will provide the following disclosure in our future filings:

    Certain of the contract awards that were legacy small business awards to businesses which we acquired may result in a reduction of revenues when these contracts are completed and recompeted and awarded to us as a subcontractor rather than as a prime contractor.  We believe that the expected impact to our revenues will not be material related to this conversion.

    To address the Staff’s comment regarding the primary drivers in the impairment charge taken at December 28, 2008, we will provide the following additional disclosure in our future filings:

    The impairment charge is primarily driven by adverse equity market conditions that caused a decrease in current market multiples and our average stock price as of December 28, 2008, compared with the impairment test performed as of December 31, 2007.   In our analysis, we use the income approach and validate its reasonableness by considering our market capitalization based upon an average of our stock price for a period prior to and subsequent to the date we perform our analysis. The average market price of our stock as of December 28, 2008 was $1.29 which equates to a 45% drop in our average stock price and corresponding market capitalization from December 31, 2007 which had an average stock price of $2.35. We reconcile the fair value of our reporting units which is calculated using the income approach to our market capitalization. As a result of this reconciliation, it was noted that investors were requiring a higher rate of return, and therefore, our discount factor which is based upon an estimated market participant weighted average cost of capital (WACC) increased 250 basis points from 11.5% in our year end impairment test in 2007 compared to 14% in our year end impairment test in 2008.  This change was the key factor contributing to the $105.8 million impairment charge that we recorded in the fourth quarter of 2008.

*           *           *           *
    In addition, the Company hereby acknowledges that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
    If you have any questions with respect to the foregoing, please contact me at (858) 812-7322.

Regards,

/s/ Deanna H. Lund
Deanna H. Lund
Executive Vice President, Chief Financial Officer

cc:           Donald Williams, Grant Thornton
 Scott M. Stanton, Morrison & Foerster